UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                         TOREADOR RESOURCES CORPORATION
            ---------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value $0.15625 per share
            ---------------------------------------------------------
                         (Title of Class of Securities)


                                    891050106
              ----------------------------------------------------
                                 (CUSIP Number)


                     MatlinPatterson Capital Management L.P.
          MatlinPatterson Distressed Opportunities Master Account L.P.
                    MatlinPatterson Capital Management GP LLC
                                 David J. Matlin
                                Mark R. Patterson
                                 Michael Watzky
                            (Name of Persons Filing)

                                  Robert Weiss
                       MatlinPatterson Global Advisers LLC
                         520 Madison Avenue, 35th Floor
                            New York, New York 10022
                            Telephone: (212) 651-9525

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 24, 2008
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [X]

         Note: The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
Cusip No. 891050106

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


         MatlinPatterson Capital Management L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 1,856,854
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 1,856,854
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,856,854
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.31%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

         IA
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MatlinPatterson Distressed Opportunities Master Account L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                        0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                1,856,854
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                1,856,854
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,856,854
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.31%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MatlinPatterson Capital Management GP LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 1,856,854
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 1,856,854
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,856,854
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.31%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

         00
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         David J. Matlin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 1,856,854
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 1,856,854
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,856,854
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.31%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Mark R. Patterson
-----------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 1,856,854
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 1,856,854
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,856,854
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.31%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Michael Watzky
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 1,856,854
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 1,856,854
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,856,854
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.31%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 891050106


Item 1.  Security and Issuer

         This Statement relates to the Company's Common Stock, par value $0.015625 per share (the "Common Stock"). The principal executive offices of the Company are located at 13760 Noel Road, Suite 1100, Dallas, TX 75240.

Item 2.  Identity and Background.

         This Statement is filed jointly on behalf of (1) MatlinPatterson Distressed Opportunities Master Account L.P., a limited partnership organized under the laws of the Cayman Islands ("MatlinPatterson Distressed"),
(2)MatlinPatterson Capital Management L.P., a Delaware limited partnership ("MatlinPatterson Capital Management"), (3) MatlinPatterson Capital Management GP LLC, a Delaware limited liability company ("MatlinPatterson Capital Management GP"), (4) David J. Matlin ("David Matlin"),(5) Mark R. Patterson ("Mark Patterson") and (6) Michael Watzky ("Michael Watzky"). MatlinPatterson Distressed, MatlinPatterson Capital Management, MatlinPatterson Capital Management GP, David Matlin, Mark Patterson and Michael Watzky, are collectively referred to as the "Reporting Persons" and each a "Reporting Person."

         MatlinPatterson Distressed is a limited partnership organized under the laws of the Cayman Islands. MatlinPatterson Distressed generally invests in equity and subordinated debt securities of companies.

         MatlinPatterson Capital Management is a limited partnership organized under the laws of Delaware. MatlinPatterson Capital Management serves as investment manager or adviser to MatlinPatterson Distressed.

         MatlinPatterson Capital Management GP is a limited liability company organized under the laws of Delaware. MatlinPatterson Capital Management GP is the general partner of MatlinPatterson Capital Management.

         David Matlin and Mark Patterson each hold 50 percent of the membership interests of MatlinPatterson Capital Management GP. Mark Patterson's present principal occupation is acting as Chairman of MatlinPatterson Global Advisers LLC ("MatlinPatterson Advisers") and David Matlin's present principal occupation is acting as Chief Executive Officer of MatlinPatterson Advisers. Mark Patterson and David Matlin are citizens of the United States of America.

         Michael Watzky's present principal occupation is to serve as the Senior Portfolio Manager of MatlinPatterson Capital Management. Michael Watzky is a citizen of the United States of America.

         The business address of each of the Reporting Persons is c/o MatlinPatterson Global Advisers LLC 520 Madison Avenue, 35th Floor, New York, New York 10022

Schedule 13D
Cusip No. 891050106


         None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amount of Funds or Other Consideration.

         Not applicable

Item 4.  Purpose of Transaction.

         The Reporting Persons initially acquired the Common Stock which is the subject of this Schedule 13D without a purpose of changing or influencing control of the Company. The initial acquisition of the Common Stock was made for the purpose of investment and in the ordinary course of the Reporting Persons' business.

         However, in view of the performance of the Company's stock, the Reporting Persons now believe that, in order to maximize the value for shareholders, the Company's management and Board of Directors must pursue a more effective strategy to enhance market value. Accordingly, the Reporting Persons may engage in communications with one or more officers of the Company, one or more members of the board of directors of the Company, and/or one or more shareholders of the Company regarding the Company's strategy and policies, including but not limited to its operations and capital structure and potential actions to maximize shareholder value, including asset sales. During the course of such communications, the Reporting Persons may advocate one or more courses of action and such advocacy may be deemed to influence control over the Company's policies.

         The Reporting Persons continuously evaluate the Company's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether Common Stock of the Company will be disposed of by the Reporting Persons and/or by other accounts and funds of which certain of the Reporting Persons is the general partner and/or investment manager. At any time, some or all of the Common Stock of the Company beneficially owned by the Reporting Persons may be sold in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed herein, no Reporting Person currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a) - (j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, any Reporting Person may consider such matters, and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, any Reporting Person may hold discussions with or make formal proposals to management or the Board of Directors of the Company, other shareholders of the Company or other third parties regarding such matters.

Schedule 13D
Cusip No. 891050106


Item 5.  Interest in Securities of the Issuer.

         (a)-(b) The aggregate percentage of shares of Common Stock reported owned by each of the Reporting Persons is based upon 19,944,943 shares outstanding at March 14, 2008, as reported in the Company's Form 10-K for the fiscal year ended December 31, 2007.

         (1) MatlinPatterson Distressed is a direct beneficial owner of 1,856,854 shares of Common Stock and each of the other Reporting Persons is indirect beneficial owner of 1,856,854 shares of Common Stock. The 1,856,854 shares of Common Stock represent beneficial ownership of approximately 9.31% of the Company's issued and outstanding shares of Common Stock.

         (2) MatlinPatterson Capital Management serves as investment adviser or manager to MatlinPatterson Distressed. By reason of such relationship, MatlinPatterson Capital Management may be deemed to share voting and dispositive power over the shares owned by MatlinPatterson Distressed.

         (3) MatlinPatterson Capital Management GP is the general partner of MatlinPatterson Capital Management. By reason of such relationship, MatlinPatterson Capital Management GP may be deemed to share voting and dispositive power over the shares owned by MatlinPatterson Distressed.

         (4) Mark Patterson and David Matlin are the holders of all of the membership interests in MatlinPatterson Capital Management GP. By reason of such relationships, each of Mark Patterson and David Matlin may be deemed to share voting and dispositive power over the shares owned by MatlinPatterson Distressed.

         (5) Michael Watzky serves as the Senior Portfolio Manager of MatlinPatterson Capital Management. By reason of such relationship, Michael Watzky may be deemed to share voting and dispositive power over the shares owned by MatlinPatterson Distressed.

         (c) The following transactions in the Common Stock were effected by MatlinPatterson Distressed within the past 60 days:


Trade Date    # of shares    $ per share      Nature*

2/11/08          5,000         $9.47          Purchased*
2/14/08            600         $9.68          Sold*
2/15/08          5,900         $9.60          Sold*
3/17/08         40,000         $7.41          Purchased*
3/18/08         13,202         $7.59          Purchased*

* All such shares were purchased or sold in the open market using a broker-dealer.

         (d) Not applicable

         (e) Not applicable

Schedule 13D
Cusip No. 891050106


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7. Material to be Filed as Exhibits

         Joint Filing Agreement by and among MatlinPatterson Capital Management L.P., MatlinPatterson Distressed Opportunities Master Account L.P., Matlin Patterson Capital Management GP LLC, David J. Matlin, Mark R. Patterson and Michael Watzky.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: March 24, 2008

                                       MATLINPATTERSON CAPITAL MANAGEMENT L.P.

                                       By: MATLINPATTERSON CAPITAL MANAGEMENT GP
                                           LLC, its general partner

                                           By: /s/ Robert H. Weiss
                                               ---------------------------------
                                               Name:  Robert H. Weiss
                                               Title: General Counsel


                                       MATLINPATTERSON DISTRESSED OPPORTUNITES
                                       MASTER ACCOUNT L.P.

                                       By: MATLINPATTERSON DOF GP LLC,
                                           its general partner

                                           By: MP ALTERNATIVE GP HOLDINGS LLC,
                                               its managing member

                                               By: /s/ Robert H. Weiss
                                                   -----------------------------
                                                   Name:  Robert H. Weiss
                                                   Title: General Counsel


                                       MATLINPATTERSON CAPITAL MANAGEMENT GP LLC

                                       By: DAVID J. MATLIN, its member


                                           By: /s/ David J. Matlin
                                               ---------------------------------

                                       By: MARK R. PATTERSON, its member

                                           By: /s/ Mark R. Patterson
                                               ---------------------------------

                                       DAVID J. MATLIN

                                           By: /s/ David J. Matlin
                                               ---------------------------------

                                       MARK R. PATTERSON

                                           By: /s/ Mark R. Patterson
                                               ---------------------------------

                                       MICHAEL WATZKY

                                           By: /s/ Michael Watzky
                                               ---------------------------------

                                  EXHIBIT INDEX


Exhibit No.

A. Joint Filing Agreement, dated as of March 24, 2008, by and among MatlinPatterson Capital Management L.P., MatlinPatterson Distressed Opportunities Master Account L.P., MatlinPatterson Capital Management GP LLC, David J. Matlin, Mark R. Patterson and Michael Watzky.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Schedule 13D with respect to the Common Stock, par value $0.15625 per share, of Toreador Resources Corporation, dated as of March 24, 2008, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated: March 24, 2008

                                       MATLINPATTERSON CAPITAL MANAGEMENT L.P.

                                       By: MATLINPATTERSON CAPITAL MANAGEMENT GP
                                           LLC, its general partner

                                           By: /s/ Robert H. Weiss
                                               ---------------------------------
                                               Name:  Robert H. Weiss
                                               Title: General Counsel


                                       MATLINPATTERSON DISTRESSED OPPORTUNITES
                                       MASTER ACCOUNT L.P.

                                       By:  MATLINPATTERSON DOF GP LLC,
                                            its general partner

                                            By: MP ALTERNATIVE GP HOLDINGS LLC,
                                                its managing member

                                                 By: /s/ Robert H. Weiss
                                                     ---------------------------
                                                     Name:  Robert H. Weiss
                                                     Title: General Counsel


                                       MATLINPATTERSON CAPITAL MANAGEMENT GP LLC


                                       By: DAVID J. MATLIN, its member

                                           By: /s/ David J. Matlin
                                               ---------------------------------

                                       By: MARK R. PATTERSON, its member

                                           By: /s/ Mark R. Patterson
                                               ---------------------------------

                                       DAVID J. MATLIN

                                           By: /s/ David J. Matlin
                                               ---------------------------------

                                       MARK R. PATTERSON

                                           By: /s/ Mark R. Patterson
                                               ---------------------------------

                                       MICHAEL WATZKY

                                           By: /s/ Michael Watzky
                                               ---------------------------------